Kenneth J. Kay Senior Executive Vice President Chief Financial Officer CB Richard Ellis Group, Inc.	11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025 310 405 8905 Tel 310 405 8925 Fax kenneth.kay@cbre.com www.cbre.com

April 1, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yolanda Crittendon

Re:	CB Richard Ellis Group, Inc. Form 8-K filed March 18, 2008
File No. 1-32205

Dear Ms. Crittendon:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced Form 8-K filed March 18, 2008 (the “Form 8-K”) of CB Richard Ellis Group, Inc. (the “Company”) in the letter dated March 19, 2008, addressed to Kenneth J. Kay, Chief Financial Officer of the Company. Set forth below is the Staff’s comment and Company’s response.

Item 4.01	Form 8-K

Exhibit 16

1.	We note the disclosure of a letter from your former independent accountant regarding its concurrence with the statements made by you in a report dated March 18, 2008. Please amend your filing to disclose a letter from your former independent accountant regarding its concurrence or disagreement with the statements made by you in the current report dated March 12, 2008, concerning the resignation of your principal accountant.

Company Response

The reported event occurred on March 12, 2008. On March 18, 2008, the Company filed a report on Form 8-K, which included the requisite letter from the Company’s former auditor referencing the Form 8-K filed on March 18, 2008. We understand the Staff is making a distinction between when the report was “filed” and when it was “dated”. The Company respectfully submits to the Staff that if it changes its independent accountants in the future, it will request that its independent accountants, in their letter regarding their concurrence or disagreement with the statements made in any related Form 8-K that we file, refer to such Form 8-K as of the date it was “filed”.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8905.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay Chief Financial Officer